Exhibit 99.2

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2019 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2019	31.03.2019	30.06.2018	31.03.2019
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenues	38,435	40,166	37,207	153,851
2	Cost of revenues	18,576	19,113	16,479	70,421
3	Gross profit (1 - 2)	19,859	21,053	20,728	83,430
4	Selling, general and administrative expenses	12,065	12,376	12,106	48,890
5	Research and development expenses	3,609	3,662	4,157	15,607
6	Other income, net	(3,759)	(330)	(303)	(1,955)
	Total operating expenses	11,915	15,708	15,960	62,542
7	Results from operating activities [(3) - (4 + 5 + 6)]	7,944	5,345	4,768	20,888
	Finance income	690	594	351	2,280
	Finance expense	(297)	(245)	(195)	(1,163)
8	Finance (expense)/income, net	393	349	156	1,117
9	Share of profit of equity accounted investees, net of tax	163	157	83	438
10	Profit before tax (7 + 8 + 9)	8,500	5,851	5,007	22,443
11	Tax expense	1,872	1,507	446	3,648
12	Profit for the period / year	6,628	4,344	4,561	18,795
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	39.98	26.20	27.48	113.28
	Diluted earnings per share of Rs.5/- each	39.91	26.16	27.45	113.09
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2019	31.03.2019	30.06.2018	31.03.2019
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	5,933	8,141	6,895	29,925
	b) Global Generics	32,982	30,384	30,636	122,903
	c) Proprietary Products	281	2,513	726	4,750
	d) Others	633	504	436	2,058
	Total	39,829	41,542	38,693	159,636
	Less: Inter-segment revenues	1,394	1,376	1,486	5,785
	Net revenue from operations	38,435	40,166	37,207	153,851

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	325	1,420	1,185	6,128
	b) Global Generics	19,007	17,008	18,756	71,924
	c) Proprietary Products	207	2,307	594	4,182
	d) Others	320	318	193	1,196
	Total	19,859	21,053	20,728	83,430
	Less: Selling and other un-allocable expenditure, net of other income	11,359	15,202	15,721	60,987
	Total profit before tax	8,500	5,851	5,007	22,443

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 July 2019. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Effective 1 April 2019, the Company adopted IFRS 16, Leases, using the modified retrospective approach. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of IFRS 16, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with U.S. FDA, a re-inspection would be conducted for the site.

4	"Other income, net" includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

5	During the quarter ended 30 June 2019, the Company recognised an amount of Rs. 392 million, representing its share of dividend declared by the equity accounted investee, Kunshan Rotam Reddy Pharmaceutical Company Limited. The amount of dividend is adjusted against the carrying amount of investment in the consolidated balance sheet.

6	During the quarter ended 31 March 2019, the Company entered into agreement with Encore Dermatology, Inc. (“Encore”) for sale and assignment of U.S. rights relating to three of its dermatology brands. As all the performance obligations are satisfied by 31 March 2019, the Company recognised Rs. 1,807 million as revenue and Rs. 159 million representing the profit on sale of intangible assets after adjusting the associated costs.

7

The Board of Directors, at its meeting held on 29 July 2019, has approved the amalgamation (the ‘Scheme’) of Dr. Reddy’s Holdings Limited (DRHL), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the ‘Company’) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorised by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

8	The results for the quarter ended 30 June 2019 were subjected to a "Limited Review". An unqualified report was issued thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 July 2019	Co-Chairman, Managing Director & CEO